Exhibit 97.1

ITHAX ACQUISITION CORP III

INCENTIVE COMPENSATION CLAWBACK POLICY

Effective Date: December 15, 2025

SECTION 1. PURPOSE

This Incentive Compensation Clawback Policy (this “Policy“) of ITHAX Acquisition Corp III (the “Company”) has been adopted by the Board of Directors (the “Board”) of the Company to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder (“Rule 10D-1”), and the applicable listing standards of The Nasdaq Stock Market LLC (the “Exchange”), as may be amended from time to time. This Policy is in addition to, and does not limit, any other clawback, recoupment, forfeiture, or similar provisions in any employment agreement, equity award agreement, or other compensatory arrangement between the Company and any Covered Executive.

SECTION 2. DEFINITIONS

As used in this Policy, the following terms have the meanings set forth below:

•

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

•

“Clawback Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as determined in accordance with Rule 10D-1, as well as any transition period of less than nine months that is within or immediately following those three fiscal years.

•	“Compensation Committee” means the Compensation Committee of the Board, or in the absence thereof, a majority of the independent directors serving on the Board.
•

“Covered Executive” means any current or former “executive officer” of the Company as defined in Rule 10D-1, including the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.

•	“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a Covered Executive that exceeds the amount of Incentive-

Based Compensation that otherwise would have been received had it been determined based on the restated amounts in an Accounting Restatement, computed without regard to taxes paid.

•

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including but not limited to annual bonuses, performance share units, performance-based restricted stock, and any other short- or long-term incentive awards tied to Financial Reporting Measures.

•

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, including stock price and total shareholder return (“TSR”), and any measure that is derived wholly or in part from such measures, regardless of whether such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).

SECTION 3. RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

3.1  Mandatory Recoupment

In the event of an Accounting Restatement, the Company shall recover, reasonably promptly, all Erroneously Awarded Compensation received by any Covered Executive during the Clawback Period. The obligation to recover Erroneously Awarded Compensation applies regardless of whether the Covered Executive engaged in misconduct and regardless of whether the Covered Executive is currently employed by the Company.

3.2  Date of Receipt

Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable Financial Reporting Measure is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

3.3  Manner of Recovery

The Compensation Committee shall determine, in its sole discretion, the manner of recovery of Erroneously Awarded Compensation, which may include, without limitation:

•	reduction or cancellation of unvested equity awards or unearned Incentive-Based Compensation;
•	forfeiture or repayment of previously paid cash compensation;
•	offset against future compensation otherwise payable to the Covered Executive;

•	direct repayment by the Covered Executive to the Company; or
•	any combination of the foregoing.

SECTION 4. LIMITED EXCEPTIONS

Recovery of Erroneously Awarded Compensation shall not be required to the extent that the Compensation Committee has made a determination that recovery would be impracticable and one of the following conditions is satisfied:

•

The direct expense paid to a third party to assist in enforcing recovery would exceed the amount to be recovered, provided that the Company has (i) made a reasonable attempt to recover such Erroneously Awarded Compensation, (ii) documented such attempt, and (iii) provided such documentation to the Exchange;

•

Recovery would violate home country law where the law was adopted prior to November 28, 2022, provided that the Company obtains an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and provides such opinion to the Exchange; or

•

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

The foregoing exceptions are intended to track the limited exceptions set forth in Rule 10D-1 and the applicable Exchange listing standards, and shall be interpreted consistently therewith. No other exceptions to recovery are permitted under this Policy.

SECTION 5. ADMINISTRATION

This Policy shall be administered by the Compensation Committee. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy, including, without limitation, determining whether an Accounting Restatement has occurred, whether a Covered Executive has received Erroneously Awarded Compensation, and the amount and manner of any required recovery. All determinations of the Compensation Committee shall be conclusive and binding on all persons.

The Compensation Committee may, from time to time, delegate administrative duties under this Policy to one or more officers of the Company to the extent permitted by applicable law and the rules of the Exchange.

SECTION 6. NO INDEMNIFICATION; NO ADVANCEMENT OF EXPENSES

Notwithstanding anything to the contrary in any other agreement or arrangement with any Covered Executive (including any indemnification agreement, insurance policy, or organizational document of the Company), the Company shall not: (i) indemnify any Covered Executive against the loss of Erroneously Awarded Compensation recovered pursuant to this Policy or any claims relating to the Company’s enforcement of this Policy; or (ii) advance expenses incurred by a Covered Executive in connection with such recovery or enforcement. Any provision in any agreement or organizational document that purports to provide such indemnification or advancement shall be null and void with respect to any claim arising under this Policy.

SECTION 7. ACKNOWLEDGMENT AND AGREEMENT

As a condition to receiving Incentive-Based Compensation on or after the Effective Date, each Covered Executive shall execute and deliver to the Company a written acknowledgment, in form and substance acceptable to the Compensation Committee, that such Covered Executive has received and read this Policy and agrees to be bound by and comply with its terms. The failure of any Covered Executive to execute or deliver such acknowledgment shall not limit the applicability of this Policy to such Covered Executive.

SECTION 8. EXHIBIT FILING

This Policy shall be filed as an exhibit to the Company’s Annual Report on Form 10-K in accordance with Rule 10D-1 and the applicable Exchange listing standards.

SECTION 9. AMENDMENT; TERMINATION

The Board may amend, modify, supplement, rescind, or replace all or any portion of this Policy at any time and from time to time in its discretion; provided, however, that no such amendment, modification, supplement, rescission, or replacement shall be effective to the extent it would cause the Company to violate Rule 10D-1 or the applicable Exchange listing standards. This Policy shall terminate automatically upon the delisting of the Company’s securities from the Exchange, unless the Board determines that this Policy or a modified version thereof shall remain in effect following such delisting.

SECTION 10. GOVERNING LAW

This Policy shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles.

SECTION 11. SEVERABILITY

If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal, or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

EXHIBIT A

ACKNOWLEDGMENT OF INCENTIVE COMPENSATION CLAWBACK POLICY

I, the undersigned, hereby acknowledge that I have received, read, and understand the Incentive Compensation Clawback Policy (the “Policy”) of ITHAX Acquisition Corp III (the “Company”), effective December 15, 2025 I agree to be bound by the terms of the Policy, including, without limitation, the Company’s right to recover Erroneously Awarded Compensation as set forth therein. I further acknowledge and agree that the Policy is not a contract of employment and does not create any obligation on the part of the Company to employ or retain me.

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